SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  25 June 2014

Oi discloses the sale of mobile towers

Portugal Telecom, SGPS S.A. (“PT”) hereby informs on the material fact disclosed by Oi, S.A. (“Oi”) on the signing of a contract between Telemar Norte Leste S.A. (“Telemar”) and BRT Serviços de Internet S.A. (“BRTSI”) with SBA Torres Brasil, Limitada, through which Telemar and BRTSI committed to transfer shares representing 100% of the share capital of the controlled entity, owning 1,641 telecommunication towers from mobile services operations, and receiving in return a total amount of R$ 1,172,493,238.00, as detailed in the company’s document attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company”) hereby discloses to its shareholders and the market in general that its subsidiaries Telemar Norte Leste S.A. (“Telemar”) and BRT Serviços de Internet S.A. (“BRTSI”, and together with Telemar, the “Sellers”) entered into an agreement with SBA Torres Brasil, Limitada (the “Buyer”), in which they committed to transfer shares representing 100% of the capital stock of a company controlled by the Sellers that owns 1,641 mobile telecommunications towers (the “Transaction”), in exchange for the aggregate amount of R$1,172,493,238, on the closing date (the “Closing”), which is expected to occur in December 2014.

The Transaction reinforces and improves the Company’s financial flexibility, allowing it to extend its debt maturities, reduce costs related to financing and strengthen Oi’s liquidity position. In addition, the Transaction will transfer to the Buyer the responsibility for costs and investments in the operation, maintenance and expansion of the towers. It also assures the continued provision of personal mobile services, insofar as the Company leases space in these towers through long-term lease agreements that establish the conditions for the expansion of the leased space.

The conclusion of the Transaction is subject to the satisfaction of the conditions precedent for Closing set forth in the agreement.

Oi will keep its shareholders and the market informed regarding the conclusion of the Transaction and any other events that may affect its terms and conditions.

This Material Fact is disclosed by Oi in compliance with art. 157, §4 of Law No. 6,404/76 and in accordance with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — CVM) Instruction No. 358/02.

Rio de Janeiro, June 25, 2014.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.